Exhibit 99.3

For Immediate Release: June 4, 2025

Attention: Business Editors

VERSABANK SECOND QUARTER RESULTS CONTINUE TO DEMONSTRATE STRENGTH OF BUSINESS MODEL AS US RPP PORTFOLIO EXPERIENCES STRONG GROWTH

All amounts are unaudited and in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted. Our second quarter 2025 (“Q2 2025”) unaudited Interim Consolidated Financial Statements for the period ended April 30, 2025 and Management’s Discussion and Analysis ("MD&A"), are available online at www.versabank.com/investor-relations, SEDAR at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. Supplementary Financial Information will also be available on our website at www.versabank.com/investor-relations.

LONDON, ON/CNW – VersaBank (or the “Bank”) (TSX: VBNK; NASDAQ: VBNK), a North American leader in business-to-business digital banking, as well as technology solutions for cybersecurity, today reported its results for the second quarter ended April 30, 2025. All figures are in Canadian dollars unless otherwise stated.

CONSOLIDATED FINANCIAL SUMMARY

(unaudited)	As at or for the three months ended					As at or for the six months ended
	April 30	January 31		April 30		April 30	April 30
(thousands of Canadian dollars, except per share amounts)	2025	2025	Change	2024	Change	2025	2024	Change
Financial results
Total revenue	$30,139	$27,827	8%	$28,501	6%	$57,966	$57,352	1%
Cost of funds*	3.52%	3.84%	(8%)	4.21%	(16%)	3.69%	4.11%	(10%)
Net interest margin*	2.29%	2.08%	10%	2.45%	(7%)	2.19%	2.47%	(11%)
Net interest margin on credit assets*	2.59%	2.36%	10%	2.52%	3%	2.44%	2.61%	(7%)
Return on average common equity*	6.67%	7.02%	(5%)	12.36%	(46%)	7.25%	12.89%	(44%)
Net income	8,529	8,143	5%	11,828	(28%)	16,672	24,527	(32%)
Net income per common share basic and diluted	0.26	0.28	(7%)	0.45	(42%)	0.54	0.93	(42%)
Balance sheet and capital ratios**
Total assets	$5,047,133	$4,971,732	2%	$4,388,320	15%	$5,047,133	$4,388,320	15%
Book value per common share*	16.25	16.03	1%	14.88	9%	16.25	14.88	9%
Common Equity Tier 1 (CET1) capital ratio	14.28%	14.61%	(2%)	11.63%	23%	14.28%	11.63%	23%
Total capital ratio	17.34%	17.91%	(3%)	15.33%	13%	17.34%	15.33%	13%
Leverage ratio	9.61%	9.67%	(1%)	8.55%	12%	9.61%	8.55%	12%

* See definitions under ‘Non-GAAP and Other Financial Measures' in the Q2 2025 Management’s Discussion and Analysis.

** Capital management and leverage measures are in accordance with OSFI's Capital Adequacy Requirements and Basel III Accord.

SEGMENTED FINANCIAL SUMMARY

(thousands of Canadian dollars)
for the three months ended	April 30, 2025
	Digital Banking	Digital Banking	Digital Meteor	DRTC	Eliminations/	Consolidated
	Canada	USA			Adjustments
Net interest income	$25,525	$2,507	$-	$-	$-	$28,032
Non-interest income	122	(18)	569	1,789	(355)	2,107
Total revenue	25,647	2,489	569	1,789	(355)	30,139

Provision for (recovery of) credit losses	954	(65)	-	-	-	889
	24,693	2,554	569	1,789	(355)	29,250

Non-interest expenses:
Salaries and benefits	5,836	1,464	253	1,602	-	9,155
General and administrative	5,267	800	343	665	(355)	6,720
Premises and equipment	947	104	123	467	-	1,641
	12,050	2,368	719	2,734	(355)	17,516

Income (loss) before income taxes	12,643	186	(150)	(945)	-	11,734

Income tax provision	3,443	53	2	(293)	-	3,205

Net income (loss)	$9,200	$133	$(152)	$(652)	$-	$8,529

Total assets	$4,761,444	$281,153	$11,086	$25,224	$(31,774)	$5,047,133

Total liabilities	$4,386,758	$144,517	$9,029	$19,708	$(41,185)	$4,518,827

for the three months ended	January 31, 2025
	Digital Banking	Digital Banking	Digital Meteor	DRTC	Eliminations/	Consolidated
	Canada	USA			Adjustments
Net interest income	$23,685	$2,039	$-	$-	$-	$25,724
Non-interest income	125	1	342	1,989	(354)	2,103
Total revenue	23,810	2,040	342	1,989	(354)	27,827

Provision for (recovery of) credit losses	1,033	(9)	-	-	-	1,024
	22,777	2,049	342	1,989	(354)	26,803

Non-interest expenses:
Salaries and benefits	5,289	1,164	217	1,944	-	8,614
General and administrative	4,716	597	44	486	(354)	5,489
Premises and equipment	903	109	48	536	-	1,596
	10,908	1,870	309	2,966	(354)	15,699

Income (loss) before income taxes	11,869	179	33	(977)	-	11,104

Income tax provision	3,105	76	-	(220)	-	2,961

Net income (loss)	$8,764	$103	$33	$(757)	$-	$8,143

Total assets	$4,707,062	$256,627	$11,236	$25,340	$(28,533)	$4,971,732

Total liabilities	$4,350,601	$115,351	$8,922	$21,548	$(45,985)	$4,450,437

for the three months ended	April 30, 2024
	Digital Banking	Digital Banking	Digital Meteor	DRTC	Eliminations/	Consolidated
	Canada	USA			Adjustments
Net interest income	$26,242	$-	$-	$-	$-	$26,242
Non-interest income	262	-	82	2,254	(339)	2,259
Total revenue	26,504	-	82	2,254	(339)	28,501

Provision for (recovery of) credit losses	16	-	-	-	-	16
	26,488	-	82	2,254	(339)	28,485

Non-interest expenses:
Salaries and benefits	5,724	-	101	1,584	-	7,409
General and administrative	3,445	-	72	379	(339)	3,557
Premises and equipment	845	-	23	351	-	1,219
	10,014	-	196	2,314	(339)	12,185

Income (loss) before income taxes	16,474	-	(114)	(60)	-	16,300

Income tax provision	4,484	-	33	(45)	-	4,472

Net income (loss)	$11,990	$-	$(147)	$(15)	$-	$11,828

Total assets	$4,378,863	$-	$3,022	$24,848	$(18,413)	$4,388,320

Total liabilities	$3,982,924	$-	$1,010	$28,059	$(23,776)	$3,988,217

MANAGEMENT COMMENTARY

“The second quarter of fiscal 2025 was highlighted by the initial contribution and steady ramp up of our Receivable Purchase Program in the United States post acquisition, alongside continued growth in Canada, which drove credit assets and total assets to new records, and which, along with the expected strong sequential expansion in net interest margin, drove revenue to a new all-time high,” said David Taylor, President and Chief Executive Officer, VersaBank.  “The fundamentals of our cloud-based, business-to-business model, with its significant operating leverage while increasingly mitigating risk, remain solidly in place. As we look out to the second half of fiscal 2025, we expect continued steady growth in our US Receivable Purchase Program, with a target of at least US$290 million by fiscal year end.”

“We also expect continuation of several favourable trends related to net interest margin that will support levels that are consistent with the higher levels we saw in the second quarter.  In our CMHC residential construction loan program in Canada, we remain on pace to meet our target of $1 billion of authorized commitments by fiscal year end, and expect a steadily increasing contribution of this program as the commitments are drawn down.”

“As announced last week, with the objective to realize additional shareholder value, we have initiated a plan, subject to shareholder, regulatory and other approvals, to align our corporate structure with the standard bank framework with which the US and international investment communities are most familiar, with the proposed new holding company parent to be domiciled in the United States.  We expect the proposed structural realignment to enable eligibility for inclusion in certain stock indices, including the Russell 2000, simplify our regulatory structure and reduce costs.”

HIGHLIGHTS FOR THE SECOND QUARTER OF FISCAL 2025

Consolidated (Canadian and U.S. Digital Banking Operations, Digital Meteor and DRTC)

●

Total assets increased 15% year-over-year and 2% sequentially to a record $5.0 billion, with the increase driven primarily by growth of the Digital Banking operations’ credit portfolios, in particular, the Receivable Purchase Program (“RPP”) portfolio, in both the US and Canada;

●

Consolidated total revenue increased 6% year-over-year and increased 8% sequentially to a record $30.1 million, with the year-over-year increase primarily due to the continued growth in credit assets, and the sequential growth additionally being driven by expansion of net interest margin in the Digital Banking operations;

●

Consolidated net income was $8.5 million compared with $8.1 million for the first quarter of 2025 and $11.8 million for the second quarter of last year.  Consolidated net income for the second quarter of fiscal 2025 included $0.9 million (before tax) of non-interest expenses related to preliminary costs associated the Bank’s plan to realign its corporate structure to that of a standard US bank framework (the “Structural Realignment”) which, remains subject to shareholder, regulatory, and other approvals and an atypically high unrealized (non-cash) foreign exchange translation loss (included in non-interest expense) resulting from depreciation of the US dollar during the second quarter of fiscal 2025.  The decrease from the second quarter of 2024 was primarily due to higher non-interest expense for the US Digital Banking operations ahead of the launch and ramp up of the US RPP;

●	Excluding the preliminary costs associated the Structural Realignment and the impact of unrealized (non-cash) foreign exchange translation, consolidated net income was $9.2 million;
●

Consolidated earnings per share was $0.26 compared with $0.28 for the first quarter of 2025 and $0.45 for the second quarter of last year. In addition to the rationale described above, the decrease compared to the second quarter of fiscal 2024 was due to the 25% higher number of shares outstanding due to the treasury common share offering in December 2024;

●	Excluding preliminary costs associated the Structural Realignment and the impact of unrealized (non-cash) foreign exchange translation, consolidated earnings per share was $0.28;
●	On April 30, 2025, the Bank implemented a Normal Course Issuer Bid (NCIB), under which the Bank may purchase for cancellation up to 2,000,000 of its common shares representing approximately 8.99% of its public float (as of April 28, 2025);
●

Subsequent to quarter end, the Bank announced its intention, subject to shareholder, regulatory and other approvals, to realign its corporate structure with the standard framework of a US bank, pursuant to which existing shares of the Bank (the current parent) would be exchanged for shares of VersaHoldings US Corp. (the new parent), the existing US-domiciled entity, which currently holds the Bank’s US subsidiaries. The proposed Structural Realignment is intended to realize additional shareholder value, further mitigate risk and reducing corporate costs.

Digital Banking Operations (Combined Canada and U.S.)

●

Total Digital Banking operations (combined Canada and U.S.) credit assets increased 13% year-over-year and 4% sequentially to a record $4.52 billion, driven primarily by continued growth in the Bank’s RPP portfolio, which increased 14% year-over-year and 4% sequentially;

●

Total Digital Banking operations total revenue increased 6% year-over-year and increased 9% sequentially to a record $28.1 million, with the year-over-year increase primarily due to the continued growth in credit assets and the sequential growth being driven additionally by expansion of the net interest margin in the Digital Banking operations;

●

Total Digital Banking operations net interest margin on credit assets increased 7 bps, or 3%, year-over-year and increased 23 bps, or 10%, sequentially to 2.59%, with the increases primarily due to the lower cost of funds, attributable to the renewal of maturing deposits at lower interest rates and the diminished impact of the atypically inverted yield curve that existed throughout fiscal 2024 and which is no longer inverted;

●

Total Digital Banking operations overall net interest margin decreased 16 bps, or 7%, year-over-year and increased 21 bps, or 10%, sequentially to 2.29%, due to higher than typical liquidity. The Bank’s net interest margin remained among the highest of the publicly traded Canadian Schedule I (federally licensed) banks;

●

Total Digital Banking operations provision for credit losses as a percentage of average credit assets remained negligible at 0.08%, compared with a 12-quarter average of 0.02%, which remains among the lowest of the publicly traded Canadian Schedule I (federally licensed) banks;

●

Total Digital Banking operations net income was $8.5 million compared with $8.1 million for the first quarter of 2025 and $11.8 million for the second quarter of last year. Net income for the second quarter of fiscal 2025 included $0.9 million (before tax) of non-interest expenses related to preliminary costs associated the Bank’s proposed Structural Realignment and the atypically high unrealized (non-cash) foreign exchange translation during the second quarter of fiscal 2025. The decrease from the second quarter of 2024 was primarily due to higher non-interest expense for the US Digital Banking operations ahead of launch and ramp of the US RPP;

●

Excluding the preliminary costs associated the Structural Realignment and the impact of unrealized (non-cash) foreign exchange translation, total Digital Banking operations net income was $9.2 million;

●

Total Digital Banking operations earnings per share was $0.26 compared with $0.28 for the first quarter of 2025 and $0.45 for the second quarter of last year. In addition to the rationale described above, the decrease compared to the second quarter of fiscal 2024 was due to the 25% higher number of shares outstanding equity offering;

●

Excluding the preliminary costs associated with the Structural Realignment and the impact of unrealized (non-cash) foreign exchange translation, Total Digital Banking operations earnings per share was $0.31.

Digital Banking Operations Canada

●	Canadian Digital Banking operations net income was $9.2 million compared with $8.8 million for the first quarter of 2025 and $12.0 million for the second quarter of last year;
●

Excluding the preliminary costs associated the Structural Realignment and the impact of unrealized (non-cash) foreign exchange translation, Canadian Digital Banking operations net income was $9.9 million;

●	Canadian Digital Banking operations earnings per share was $0.28 compared with $0.30 for the first quarter of 2025 and $0.46 for the second quarter of last year;
●

Excluding preliminary costs associated the Structural Realignment and the impact of unrealized (non-cash) foreign exchange translation, Canadian Digital Banking operations earnings per share was $0.30;

●

Canadian Digital Banking operations efficiency ratio, excluding preliminary costs associated the Structural Realignment and the impact of unrealized (non-cash) foreign exchange translation, was 44% compared with 47% for the first quarter of 2025 and 38% for the second quarter of last year; and,

●

Canadian Digital Banking operations return on common equity (excluding DRTC), excluding preliminary costs associated the Structural Realignment and the impact of unrealized (non-cash) foreign exchange translation, was 7.16% compared with 7.56% for the first quarter of 2025 and 12.53% for the second quarter of last year.  The year over year decrease is predominantly due to the treasury common share offering in December 2024, ahead of the deployment of that capital for revenue generation.

Digital Banking Operations US

●

US Digital Banking operations net income was $133,000 compared with $103,000 for the first quarter of 2025. There are no second quarter 2024 comparable figures for the US Digital Banking operations as that segment did not exist until the third quarter of 2024. US Digital Banking operations include expenses that are being incurred ahead of asset growth and revenue generated by the ramp up of the RPP in the U.S.;

●

Entered into an agreement with its second US RPP partner (post US-bank acquisition) under which the partner will leverage VersaBank's innovative RPP to fund a portion of its loan and lease originations; and,

●

As of April 30, 2025, the US RPP portfolio surpassed US$70 million (approximately CAD$98 million) in assets in only 75 days since adding its first partner US RPP partner on January 30, 2025. The Bank is on target to achieve US$290 million in US RPP in fiscal 2025.

Digital Meteor Inc.

●	Digital Meteor’s net loss was $152,000 compared with a net loss of $33,000 for the first quarter of 2025 and a net loss of $147,000 for the second quarter of last year.

DRTC’s Cybersecurity Services Operations

●	DRTC’s net loss was $652,000 compared with net loss of $757,000 for the first quarter of 2025 and a net loss of $15,000 for the second quarter of last year.

FINANCIAL SUMMARY

(unaudited)	for the three months ended		for the six months ended
	April 30	April 30	April 30	April 30
(thousands of Canadian dollars, except per share amounts)	2025	2024	2025	2024
Results of operations
Interest income	$70,976	$71,243	$144,222	$140,535
Net interest income	28,032	26,242	53,756	52,810
Non-interest income	2,107	2,259	4,210	4,542
Total revenue	30,139	28,501	57,966	57,352
Provision for (recovery of) credit losses	889	16	1,913	(111)
Non-interest expenses	17,516	12,185	33,215	24,209
Digital Banking	14,418	10,014	27,196	20,429
DRTC	2,734	2,314	5,700	4,023
Digital Meteor	719	196	1,028	433
Net income	8,529	11,828	16,672	24,527
Income per common share:
Basic	$0.26	$0.45	$0.54	$0.93
Diluted	$0.26	$0.45	$0.54	$0.93
Dividends paid on preferred shares	$-	$247	$-	$494
Dividends paid on common shares	$813	$650	$1,626	$1,300
Yield*	5.81%	6.66%	5.88%	6.58%
Cost of funds*	3.52%	4.21%	3.69%	4.11%
Net interest margin*	2.29%	2.45%	2.19%	2.47%
Net interest margin on credit assets*	2.59%	2.52%	2.44%	2.61%
Return on average common equity*	6.67%	12.36%	7.25%	12.89%
Book value per common share*	$16.25	$14.88	$16.25	$14.88
Efficiency ratio*	58%	43%	57%	42%
Efficiency ratio - Digital Banking*	52%	38%	51%	39%
Return on average total assets*	0.70%	1.08%	0.68%	1.13%
Provision (recovery) for credit losses as a % of average credit
assets*	0.08%	0.00%	0.09%	(0.01% )
	as at
Balance Sheet Summary
Cash	$340,186	$198,808	$340,186	$198,808
Securities	104,807	103,769	104,807	103,769
Credit assets, net of allowance for credit losses	4,523,812	4,018,458	4,523,812	4,018,458
Average credit assets	4,435,280	4,001,370	4,379,964	3,934,431
Total assets	5,047,133	4,388,320	5,047,133	4,388,320
Deposits	4,205,185	3,693,495	4,205,185	3,693,495
Subordinated notes payable	101,844	101,108	101,844	101,108
Shareholders' equity	528,306	400,103	528,306	400,103
Capital ratios**
Risk-weighted assets	$3,551,398	$3,224,822	$3,551,398	$3,224,822
Common Equity Tier 1 capital	507,222	375,153	507,222	375,153
Total regulatory capital	615,770	494,297	615,770	494,297
Common Equity Tier 1 (CET1) ratio	14.28%	11.63%	14.28%	11.63%
Tier 1 capital ratio	14.28%	12.06%	14.28%	12.06%
Total capital ratio	17.34%	15.33%	17.34%	15.33%
Leverage ratio	9.61%	8.55%	9.61%	8.55%

* See definitions under ‘Non-GAAP and Other Financial Measures' in the Q2 2025 Management’s Discussion and Analysis.

** Capital management and leverage measures are in accordance with OSFI's Capital Adequacy Requirements and Basel III Accord.

This news release is intended to be read in conjunction with the Bank’s Consolidated Financial Statements and Management’s Discussion & Analysis (MD&A) for the three & six months ended April 30, 2025, which are available on VersaBank’s website at www.versabank.com, SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

About VersaBank

VersaBank is a North American bank with a difference. Federally chartered in both Canada and the US, VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its funding electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity. In August 2024, VersaBank launched its unique Receivable Purchase Program funding solution for point-of-sale finance companies, which has been highly successful in Canada for nearly 15 years, to the underserved multi-trillion-dollar US market. VersaBank also owns Washington, DC-based DRT Cyber Inc., a North America leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities. Through its wholly owned subsidiary, Digital Meteor, Inc. (“Digital Meteor”), VersaBank owns proprietary intellectual property and technology to enable the next generation of digital assets for the banking and financial community, including the Bank’s revolutionary Digital Deposit Receipts (DDRs).

VersaBank’s Common Shares trade on the Toronto Stock Exchange and NASDAQ under the symbol VBNK.

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”) including statements regarding the ability to obtain shareholder, regulatory and other approvals of the structural alignment; the expected realization of additional shareholder value, the simplification of the regulatory structure and the reduction of costs as a result of the proposed structural alignment; the key elements of the proposed structural alignment; the ability to obtain inclusion on stock indices, including the Russell 2000; the ability to continue to grow the US Receive Purchase Program; the ability to expand our net interest margin; and the ability to continue to grow the CMHC residential construction loan program. Forward-looking statements of this type are included in this document and may be included in other filings and with Canadian securities regulators or the US Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The statements in this press release that relate to the future are forward-looking statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are out of VersaBank’s control. Risks exist that predictions, forecasts, projections and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian and US economies in general and the strength of the local economies within Canada and the US in which VersaBank conducts operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the US Federal Reserve; global commodity prices; the effects of competition in the markets in which VersaBank operates; changes in trade laws and tariffs; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in the laws and regulations pertaining to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts and the impact of both on global supply chains and markets; the impact of outbreaks of disease or illness that affect local, national or international economies; the possible effects on our business of terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and VersaBank’s anticipation of and success in managing the risks implicated by the foregoing.

Completion of VersaBank’s plan to realign its corporate structure to a standard US bank framework is subject to numerous factors, many of which are beyond the Bank’s control, including but not limited to, the failure to obtain required shareholder, regulatory and other approvals, and other important factors disclosed previously and from time to time in the Bank’s filings with the SEC and the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada.

The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking information contained in the management’s discussion and analysis is presented to assist VersaBank shareholders and others in understanding VersaBank’s financial position and may not be appropriate for any other purposes.

For a detailed discussion of certain key factors that may affect VersaBank’s future results, please see VersaBank’s annual MD&A for the year ended October 31, 2024. Except as required by securities law, VersaBank does not undertake to update any forward-looking statement that is contained in this press release or made from time to time by VersaBank or on its behalf.

Conference Call

VersaBank will be hosting a conference call and webcast today, Wednesday, June 4, 2025, at 9:00 a.m. (ET) to discuss its first quarter results, featuring a presentation by David Taylor, President & CEO and John Asma, CFO, followed by a question-and-answer period. To join the conference call by telephone without operator assistance, you may register and enter your phone number in advance at: https://emportal.ink/4jdDXlc to receive an instant automated call back. Alternatively, you may also dial direct and be entered into the call by an Operator at: 1-416-945-7677 or 1-888-699-1199 (toll free).

For those preferring to listen to the presentation via the Internet, a live webcast will be available at https://app.webinar.net/Yd10e9z2zAb or on the Bank's web site at: https://www.versabank.com/investor-relations/events-presentations/. The slide presentation management will use during the conference call/webcast will be available on the Bank's web site at: https://www.versabank.com/investor-relations/financial-results/.

The archived webcast presentation will be available for 90 days following the live event at https://app.webinar.net/Yd10e9z2zAb and on the Bank's web site at: https://www.versabank.com/investor-relations/events-presentations/. Replay of the teleconference will be available until July 4, 2025 by calling 289-819-1450 or 1-888-660-6345 (toll free) and the passcode is: 07223#

FOR FURTHER INFORMATION, PLEASE CONTACT:

LodeRock Advisors

Lawrence Chamberlain

(416) 519-4196

lawrence.chamberlain@loderockadvisors.com

Visit our website at: www.versabank.com

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